[redacted]

07002999

SEC MAIL PROCESSING RECEIVED
FEB 27 2007
WASH. D.C. 186 SECTION

SECURI

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORIZON FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Harrington Circle
(No. and Street)

Willingboro, NJ 08046
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson 609-877-3355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan
(Name – *if individual, state last, first, middle name*)

586 High Street, P.O. Box 400, Burlington, NJ 08016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Isackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

President

Title

Notary Public

...ARY PUBLIC OF NEW JERSEY
...MISSION EXPIRES JAN. 29, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
Horizons Financial Investment Corporation	13	8-29445	14
		FIRM ID. NO.	
		13562	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
151 Harrington Circle (No. and Street)	20	01-01-06	24
		AND ENDING (MM/DD/YY)	
Willingboro, (City) [21] NJ (State) [22] 08046 (Zip Code)	23	12-31-06	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
Richard J. Isackson	30	609-877-3355	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of Feb 19 2007

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corp. | N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06

SEC FILE NO. 8-29445

Consolidated

Unconsolidated

ASSETS

	Allowable		Non-Allowable		Total
1. Cash	$ 17,261	200			$ 17,261
2. Receivables from brokers or dealers:					
A. Clearance account		295			
B. Other		300	$	550	
3. Receivables from non-customers		355		600	
4. Securities and spot commodities owned, at market value:					
A. Exempted securities		418			
B. Debt securities		419			
C. Options		420			
D. Other securities	12,316	424			
E. Spot commodities		430			12,316
5. Securities and/or other investments not readily marketable:					
A. At cost $ ____ 130					
B. At estimated fair value		440		610	
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	
A. Exempted securities $ ____ 150					
B. Other securities $ ____ 160					
7. Secured demand notes: market value of collateral:		470		640	
A. Exempted securities $ ____ 170					
B. Other securities $ ____ 180					
8. Memberships in exchanges:					
A. Owned, at market $ ____ 190					
B. Owned, at cost				650	
C. Contributed for use of the company, at market value				660	
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	
11. Other assets		535		735	
12. TOTAL ASSETS	$ 29,577	540	$	740	$ 29,577

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13.	Bank loans payable	$	1045	$	1255	$	1470
14.	Payable to brokers or dealers:						
	A. Clearance account		1114		1315		1560
	B. Other		1115		1305		1540
15.	Payable to non-customers		1155		1355		1610
16.	Securities sold not yet purchased, at market value				1360		1620
17.	Accounts payable, accrued liabilities, expenses and other	10,571	1205		1385	10,571	1685
18.	Notes and mortgages payable:						
	A. Unsecured		1210				1690
	B. Secured		1211		1390		1700
19.	Liabilities subordinated to claims of general creditors:						
	A. Cash borrowings:			10,000	1400	10,000	1710
	1. from outsiders $ [970]						
	2. Includes equity subordination (15c3-1 (d)) of .... $ 10,000 [980]						
	B. Securities borrowings, at market value:				1410		1720
	from outsiders $ [990]						
	C. Pursuant to secured demand note collateral agreements:				1420		1730
	1. from outsider: $ [1000]						
	2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
	D. Exchange memberships contributed for use of company, at market value				1430		1740
	E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20.	TOTAL LIABILITIES	$ 10,571	1230	$ 10,000	1450	$ 20,571	1760

Ownership Equity

21.	Sole proprietorship	$	1770
22.	Partnership (limited partners $ [1020])		1780
23.	Corporation:		
	A. Preferred stock		179
	B. Common stock	2,000	179
	C. Additional paid-in capital		179
	D. Retained earnings	7,006	179
	E. Total	9,006	179
	F. Less capital stock in treasury	( )	179
24.	TOTAL OWNERSHIP EQUITY	$	180
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 29,577	181

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation

For the period (MMDDYY) from 1-1-06 [3932] to 12-31-06
Number of months included in this statement 12

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	
b. Commissions on listed option transactions		
c. All other securities commissions		
d. Total securities commissions		
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		
b. From all other trading		
c. Total gain (loss)		
3. Gains or losses on firm securities investment accounts		4,516
4. Profit (loss) from underwriting and selling groups		
5. Revenue from sale of investment company shares		58,638
6. Commodities revenue		
7. Fees for account supervision, investment advisory and administrative services		
8. Other revenue		345
9. Total revenue	$	63,499

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$
11. Other employee compensation and benefits		
12. Commissions paid to other broker-dealers		
13. Interest expense		1,000
a. Includes interest on accounts subject to subordination agreements	1,000 [4070]	
14. Regulatory fees and expenses		1,582
15. Other expenses		53,361
16. Total expenses		$ 55,943

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 7,556
18. Provision for Federal income taxes (for parent only)		(550)
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		
22. Net income (loss) after Federal income taxes and extraordinary items		$ 7,006

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (9,855)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/06

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only) Limited Business

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 (Mutual Fund and/or Variable Annuities) X

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained ....

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ 4335

D. (k) (3)—Exempted by order of the Commission ....

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 9,006	3…
2.	Deduct ownership equity not allowable for Net Capital			( )	3…
3.	Total ownership equity qualified for Net Capital				3…
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			10,000	3…
	B. Other (deductions) or allowable credits (List)				3…
5.	Total capital and allowable subordinated liabilities			$ 19,006	3…
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3…
7.	Other additions and/or allowable credits (List)				3…
8.	Net capital before haircuts on securities positions			$ 19,006	3…
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List) Franklin MM NASDAQ Stock	1,881	3736	(1,881)	3…
10.	Net Capital			$ 17,125	3…

OMIT PE…

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12-31-06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 704	3
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3
14.	Excess net capital (line 10 less 13)	$ 12,125	3
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 16,068	3

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 10,571	
17.	Add:			
	A. Drafts for immediate credit	$ 3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 3810		
	C. Other unrecorded amounts (List)	$ 3820	$ 0	
19.	Total aggregate indebtedness		$ 10,571	
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% .62	
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$
24.	Net capital requirement (greater of line 22 or 23)	$
25.	Excess net capital (line 10 less 24)	$
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$

OMIT PE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation

For the period (MMDDYY) from 1-1-06 to 12-31-06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 2,000	42
A. Net income (loss)		7,006	42
B. Additions (Includes non-conforming capital of	$ [4262])		42
C. Deductions (Includes non-conforming capital of	$ [4272])		42
2. Balance, end of period (From item 1800)		$ 9,006	42

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 10,000	43
A. Increases		43
B. Decreases		43
4. Balance, end of period (From item 3520)	$ 10,000	43

OMIT PENN

END